UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 6)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.,
 a wholly owned subsidiary of
 GINGKO CORPORATION,
 a company formed by
 SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
ROMESH WADHWANI
 and affiliates of
 TENNENBAUM & CO., LLC
 and by
INFORMATION RESOURCES, INC. LITIGATION CONTINGENT
PAYMENT RIGHTS TRUST
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________	Filing Party: __________________

Form or Registration No.: __________________	Date Filed: _______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

                This Amendment No. 6 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed with the Securities and Exchange Commission on September 8, 2003, as amended by Gingko Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation (“Parent”) and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, Symphony Technology II GP, LLC, a Delaware limited liability company, Romesh Wadhwani and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO was also filed by Information Resources, Inc. Litigation Contingent Payment Rights Trust, a statutory trust formed by Information Resources, Inc. under the Delaware Statutory Trust Act. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Information Resources, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the “Rights Agreement”), for $3.30 per Share, net to the seller in cash, plus one contingent value right certificate (“CVR Certificate”) per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Any capitalized term that is used, and not defined, in this document shall have the meaning set forth in the Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

The Offer to Purchase is further amended as follows:

(1) The first full sentence on the cover of the Offer to Purchase is deleted and replaced with the following:

“THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 31, 2003, UNLESS THE OFFER IS EXTENDED.”

(2) The fourth sentence of the first paragraph under the caption “Didn’t you commence an offer for my securities on July 14, 2003?” in the “Summary Term Sheet” section of the Offer to Purchase is deleted and replaced with the following sentence:

“As a result of this development and due to the listing requirements of the New York Stock Exchange, it is believed that the CVR certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to the NASDAQ National Market.”

(3) The following sentence is added immediately following the last sentence of the third paragraph under the caption “Didn’t you commence an offer for my securities on July 14, 2003?” in the “Summary Term Sheet” section of the Offer to Purchase:

“In addition, we have irrevocably waived the condition to our offer that the CVR certificates be approved for quotation on the NASDAQ National Market (or a comparable national securities exchange), subject to satisfaction of the condition that the CVR certificates are approved for quotation on the OTC Bulletin Board.”

(4) In the “Summary Term Sheet” section of the Offer to Purchase, the first two sentences of the second paragraph under the caption “What is a CVR certificate and are there agreements governing the rights of tendering stockholders who receive the CVR certificates in the offer?” are deleted and replaced with the following text:

“By virtue of the CVR agreement, the trust will be entitled to be paid by Gingko Corporation an amount equal to 68% of any proceeds received by Information Resources in respect of the antitrust litigation (whether by settlement, judgment or otherwise), to the extent those proceeds are equal to or less than $200 million, and 75% of any such litigation proceeds in excess of $200 million, in each case subject to adjustments for certain items, including for taxes that Information Resources will be required to pay on the recovery (assumed to be at a rate of 34%), any contingency-based fees payable to outside counsel in connection with the litigation and amounts incurred by Gingko Corporation, Information Resources or the trust arising out of the fact that the CVR Certificates are being registered under the federal securities laws. The remaining 32% of any such proceeds, to the extent those proceeds are equal to or less than $200 million, and 25% of any such proceeds in excess of $200 million, (again, in each case, subject to certain adjustments) will be retained and remain the property of Information Resources and its then current owners.”

(5) The first sentence of the paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “How long do I have to decide whether to tender in the offer?” is deleted and replaced with the following:

“You have until at least 12:00 Midnight, New York City time, on October 31, 2003, to decide whether to tender your shares in the offer.”

(6) The second sentence of the second paragraph under the caption “The rights agents may not have adequate funds to prosecute the antitrust litigation” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted and replaced with the following sentence:

“The trust may not be able to raise such additional funds or, if the trust is able to raise those funds, the terms of that financing may not be reasonable.”

(7) The caption “The rights agents may not have adequate funds to prosecute the antitrust litigation” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted and replaced with the following:

“If the rights agents do not have adequate funds to prosecute the antitrust litigation, there will be no possibility of payment on the CVR certificates.”

(8) The fourth sentence of the first paragraph under the caption “The CVR certificates may be difficult to sell due to the absence of an active trading market for the CVR certificates” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted and replaced with the following sentence:

“As a result of this development and due to the listing requirements of the New York Stock Exchange, it is believed that the CVR certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to the NASDAQ National Market.”

(9) The following sentence is added immediately following the last sentence of the first paragraph appearing under the caption “The CVR certificates may be difficult to sell due to the absence of an active trading market for the CVR certificates” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates”:

“In addition, we have irrevocably waived the condition to our offer that the CVR certificates be approved for quotation on the NASDAQ National Market (or a comparable national securities exchange), subject to satisfaction of the condition that the CVR certificates are approved for quotation on the OTC Bulletin Board.”

(10) The fourth sentence of the fourth full paragraph under the heading “Introduction” appearing in the Offer to Purchase is deleted and replaced with the following sentence:

“As a result of this development and due to the listing requirements of the New York Stock Exchange, it is believed that the CVR Certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to the NASDAQ National Market.”

(11) The following sentence is added immediately following the last sentence of the fourth full paragraph under the heading “Introduction” appearing in the Offer to Purchase:

“In addition, we have irrevocably waived the condition to our Offer that the CVR Certificates be approved for quotation on the NASDAQ National Market (or a comparable national securities exchange), subject to satisfaction of the condition that the CVR Certificates are approved for quotation on the OTC Bulletin Board.”

(12) The first sentence of the fifth paragraph under the heading “Introduction” appearing in the Offer to Purchase is deleted and replaced with the following:

“We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of September 7, 2003 (the “Agreement and Plan of Merger”) by and among the Company, Parent and Purchaser, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 19, 2003 (“Amendment No. 1”), among the Company, Parent and Purchaser (the Agreement and Plan of Merger, as amended by Amendment No. 1, the “Merger Agreement”).”

(13) The second sentence in the first paragraph appearing in the Offer to Purchase under “The Offer—Section 1—Terms of the Offer” is deleted and replaced with the following:

““Expiration Date” means 12:00 Midnight, New York City time, on October 31, 2003, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.”

(14) The following paragraph is inserted immediately following the second to last paragraph under the heading “The Offer—Section 10—Source and Amount of Funds”:

“This Offer to Purchase does not include historical financial statements of the Trust, as the Trust is a newly formed entity that currently has only nominal assets and liabilities. Future filings of the Trust under the Securities Exchange Act of 1934 will include financial statements of the Trust if, and to the extent, required by applicable law. In addition, the

Trust will be the indirect beneficiary of an escrow account established to fund expenses of the Litigation (as described under “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust—The CVR Agreement—Funding of Claims Expenses”). The Trust expects to include appropriate financial disclosure with respect to the income and losses on amounts deposited in and expenditures made from this escrow account in future Securities Exchange Act filings.”

(15) The second sentence of the 29th paragraph under the heading “The Offer—Section 11—Background of the Offer” is deleted and replaced with the following sentence:

“These discussions, which actively involved the Company Board, resulted in three principal changes to the Prior Offer: an increase in the participation rights of the Company's stockholders in the potential proceeds of the Litigation entitling them to 75% (as opposed to 60% previously proposed by Gingko Corporation) of any such proceeds above $200 million (subject to certain adjustments, including taxes), the conversion of those rights to a registered, tradeable security, and a reduction in the minimum number of Shares required to be tendered in the Offer.”

(16) The following paragraph is inserted immediately following the last paragraph under the heading “The Offer—Section 11—Background of the Offer”:

     “On September 8, 2003, representatives of Parent and the Company held a conference call regarding the terms of the Merger Agreement and Offer and certain business and other operational issues facing the Company. Additionally, since entering into the Merger Agreement, representatives of each of Parent and the Company were in frequent contact with the Company’s stockholders regarding the Merger Agreement and Offer and with each other regarding stockholders’ reactions to the Merger Agreement and Offer. On or about October 1, 2003, representatives of Parent spoke with a representative of Abrams Capital LLC (“Abrams Capital”), holder of approximately 10% of the outstanding Company’s Common Stock. In the course of that conversation, the Abrams Capital representative indicated that they were not prepared to tender their shares of Company Common Stock into the Offer, unless certain changes were made to the Offer, including, among other things, the appointment of a significant CVR Certificate holder as a Rights Agent under the CVR Agreement and an increase in the percentage of the aggregate after-tax proceeds to which the CVR Certificate holders are entitled under the CVR Agreement from the Litigation. In this conversation and in other discussions involving representatives of Parent and of Abrams Capital over the ensuing several days, Parent representatives defended the adequacy of the Offer and discussed various publicly disclosed issues with Abrams Capital relating to the Offer, the Litigation and the Company’s business.

     On October 6, 2003, in a conversation with Parent representatives, Abrams Capital proposed revised offer terms in which the CVR Certificate holders would receive in the aggregate 68% of any Litigation proceeds below $200 million. In the course of that conversation, Parent did not agree to the increase in value proposed by Abrams Capital and made clear that it continued to believe that the then existing terms of the Offer were fair. Parent also noted that if it were to even consider improving the Offer terms further, it would only do so if Abrams Capital agreed to enter into a tender and voting agreement obligating Abrams Capital to tender its shares into the Offer. On October 16, 2003, Abrams Capital indicated its willingness to enter into such a tender and voting agreement if Parent were willing to amend the terms of the Offer to provide that (a) a CVR Certificate holder would be appointed as a Rights Agent under the CVR Agreement and

(b) the CVR Certificate holders would be entitled to 68% of the aggregate proceeds from the Litigation below $200 million, as opposed to 60% of such proceeds below $200 million (as provided under the then current terms of the Offer), in each case subject to certain adjustments. In the evening on October 16, 2003, Parent informed the Company that it was considering the revised Offer terms proposed by Abrams Capital, and Parent representatives distributed revised documents to the Company that would give effect to those changes if Parent were to elect to so proceed. After the close of the market on October 17, 2003, Parent informed Abrams Capital of Parent’s willingness to make the improvements to the Offer that had been proposed by Abrams Capital, subject to the Company’s approval and the parties’ ability to negotiate mutually satisfactory definitive documentation, including a tender and voting agreement from Abrams Capital. Abrams Capital also indicated on that afternoon that it was aware of other IRI shareholders who might also be willing to enter into a tender and voting agreement with Parent.

     At meetings on October 18 and 19, 2003, the Company Board approved the revised offer terms and the revised documentation, and Parent, Purchaser and Abrams Capital entered into a tender and voting agreement, and Parent also entered into such an agreement with a holder of approximately 2.5% of the outstanding Company Common Stock. On October 19, 2003, Parent, Purchaser and the Company also entered into amendment no. 1 to the Merger Agreement.

     On October 20, 2003, Parent and the Company issued a press release announcing the improved offer terms.”

(17) The following paragraph is inserted immediately prior to the subheading “The Merger” appearing in the Offer to Purchase after the caption “The Merger Agreement” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust”:

     “Any CVRs or CVR Certificates issued to Parent or Parent’s permitted designee pursuant to any exercise of the Top-Up Option shall be deemed to have been cancelled, and to have no further force or effect, on and at the Effective Time.”

(18) The second to last sentence in the paragraph following the subheading “General” appearing in the Offer to Purchase after the caption “The CVR Agreement” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” are deleted and replaced with the following:

     “An independent Rights Agent, who will not participate in any Settlement Decision (as defined below) will be chosen by a majority of the other four Rights Agents (the “Independent Rights Agent”). The Independent Rights Agent, and any successor to the Independent Rights Agent, must be a holder of (or be employed by a holder of) at least 2.5% of the outstanding CVR Certificates at the time of that selection (if there is such a holder who is willing to perform that service) who is not affiliated with Parent, the Company, TCP, Symphony and any of their respective affiliates. Any replacement of an Independent Rights Agent must be selected by like method within 15 days after the death, resignation or removal pursuant to the terms of the CVR Agreement of any predecessor of any such person.”

(19) The second paragraph following the subheading “Payment Calculation” appearing in the Offer to Purchase after the caption “The CVR Agreement” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal

Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following:

“The Trust is entitled to receive the CVR Payment Amount which is calculated using the following methodology. First, by calculating the “Base Preliminary CVR Payment Amount”, which equals (x) the Base CVR Percentage (generally 68%, and adjusted as described below under “—Adjustment of Percentages”) times the lesser of the (i) amount of Gross Litigation Proceeds (as defined below) actually received by the Company and its subsidiaries or their affiliates through the date of the Litigation Proceeds Certificate applicable to such CVR Payment Date and (ii) $200,000,000, minus (y) the Base CVR Percentagetimes the Assumed Tax Liability with respect to the lesser of (i) all of the Gross Litigation Proceeds actually received by the Company through the date of the Litigation Proceeds Certificate applicable to such CVR Payment Date and (ii) $200,000,000, minus (z) (1) the Base CVR Percentage times (2) one minus the Assumed Tax Rate, times (3) the amount of any fees paid for services provided by outside counsel in connection with prosecuting the Litigation that are contingent on the success of the Litigation and which are calculated on the basis of the portion of the Gross Litigation Proceeds that are less than or equal to $200,000,000; provided, however, the Base Preliminary CVR Payment Amount for the Last CVR Payment Date shall be increased by the amount by which the Claims Expenses are less than $10,000,000, and will be further adjusted in respect of credit support costs as described below under “—Funding of Claims Expenses”.”

(20) The paragraph following the subheading “Security Interest of Trust” appearing in the Offer to Purchase after the caption “The CVR Agreement” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” and the subheading entitled “Security Interest of Trust” are both deleted and replaced with the following text:

“Security Interest of the Trust, LaSalle Bank National Association and Key Corporate Capital, Inc. During the period (such period, the “Existing Credit Agreement Period”) beginning on the Acceptance Date and ending on the date that the Revolving Credit Agreement dated as of July 12, 2002 by and among LaSalle Bank National Association, Key Corporate Capital, Inc., the Company and the Company’s wholly owned U.S. subsidiaries, as the same may be or may have been amended from time to time shall terminate and no longer have any force or effect, the following shall apply:

•	The excess of the Gross Litigation Proceeds over the CVR Payment Amount (the “Company Retained Proceeds”) shall be subject to a first priority security interest (the “Existing Lender Lien”) for the benefit of LaSalle Bank National Association and Key Corporate Capital, Inc. pursuant to the security and collateral documents related to the Revolving Credit Agreement, and any other security interest granted by the provisions of the CVR Agreement described in this sentence shall, with respect to the Company Retained Proceeds, rank junior to the Existing Lender Lien during the Existing Credit Agreement Period; and

•	As security for prompt and complete payment and performance when due of all CVR Payment Amounts and all covenants and obligations to be performed by Parent, the Company, and Company subsidiaries pursuant to the CVR Agreement during the Existing Credit Agreement Period, Parent, the Company and Purchaser shall as of the first issuance of the CVR Certificates grant to the Trust a continuing security interest in (1) any account established to support the prosecution of the Litigation and to pay Claims Expenses, and (2) any amount of the Gross Litigation Proceeds that is equal to the CVR Payment Amount (whether such Gross Litigation Proceeds arise before or after the commencement of a case under the United States Bankruptcy Code or any other domestic or foreign bankruptcy law by or against Parent, the Company or its subsidiaries).

As security for prompt and complete payment and performance when due of all CVR Payment Amounts and all covenants and obligations to be performed by Parent, the Company, and Company subsidiaries pursuant to the CVR Agreement on and after the Existing Credit Agreement Period, Parent, the Company and Purchaser shall, from and after the end of the Existing Credit Agreement Period, grant to the Trust a continuing security interest in any account established to support the prosecution of the Litigation and to pay Claims Expenses, the Litigation and all Gross Litigation Proceeds (whether such Gross Litigation Proceeds arise before or after the commencement of a case under the United States Bankruptcy Code or any other domestic or foreign bankruptcy law by or against Parent, the Company or its subsidiaries).”

(21) The paragraph following the subheading “Other Permitted Security Interests” appearing in the Offer to Purchase after the caption “The CVR Agreement” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following paragraph:

“In addition to the security interests granted to the Trust, LaSalle Bank National Association and Key Corporate Capital, Inc., from and after the end of the Existing Credit Agreement Period, Parent, the Company and the Company subsidiaries shall be entitled to grant a security interest and lien in the Litigation and the Gross Litigation Proceeds to (A) Tennenbaum Capital Partners, LLC (or any affiliate, fund or account managed by Tennenbaum Capital Partners, LLC (together with their successors and assigns, the “TCP Collateral Agent”)) as collateral security for indebtedness incurred by Parent and its subsidiaries in connection with the contemplated recapitalization of Parent and its subsidiaries following the Merger (including any liens or security interests granted in connection with any refinancing, replacement, restatement, or refunding in whole or in part of such indebtedness); and/or (B) for the benefit of lenders or lending syndicates that provide senior working capital facilities to Parent or its subsidiaries from time to time (the “Working Capital Lenders”) as collateral security for the indebtedness incurred by Parent and its subsidiaries under such facilities. No assignments or grants will relieve Parent, the Company or the Company subsidiaries of their obligations under the CVR Agreement.”

(22) The paragraph following the subheading “Other Assignments” appearing in the Offer to Purchase after the caption “The CVR Agreement” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following paragraph:

“Neither the Company nor Parent shall assign (or allow any subsidiaries of the Company to assign) any interest in the Gross Litigation Proceeds, the Litigation or the escrow accounts to any person, except (I) to LaSalle Bank National Association and Key Corporate Capital, Inc. as permitted under the CVR Agreement, (II) to the Trust as permitted under the CVR Agreement and/or (III) to the TCP Collateral Agent or the Working Capital Lenders as provided in the CVR Agreement. However, at any time after a trial verdict in the Litigation disposing of all material claims, Parent, the Company and the Company subsidiaries shall be entitled to sell or assign any or all of its interests in the Litigation in excess of the amounts that are committed to be paid to the Trust to any person (other than a party adverse to the Company or such party's affiliates, employees or directors) if such assignment would not result in any encumbrances or other liens on the CVR Certificates, the Litigation, or the

Litigation Proceeds that would affect the Trust or CVR Certificate holders’ right to be paid amounts under the CVR Agreement or the Declaration of Trust.”

(23) The fourth sentence of the first paragraph following the subheading “Tradability” appearing in the Offer to Purchase after the caption “The Declaration of Trust” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following sentence:

“As a result of this development and due to the listing requirements of the New York Stock Exchange, it is believed that the CVR Certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to the NASDAQ National Market.”

(24) The following sentence is added immediately following the last sentence of the first paragraph following the subheading “Tradability” appearing in the Offer to Purchase after the caption “The Declaration of Trust” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust”:

“In addition, we have irrevocably waived the condition to our Offer that the CVR Certificates be approved for quotation on the NASDAQ National Market (or a comparable national securities exchange), subject to satisfaction of the condition that the CVR Certificates are approved for quotation on the OTC Bulletin Board.”

(25) The following paragraphs are inserted immediately following the paragraph following the subheading “Dissolution of the Trust” appearing in the Offer to Purchase after the caption “The Declaration of Trust” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust”:

“The Tender Agreement. The following is a summary of certain provisions of the form of Stockholder Tender and Voting Agreement (the “Tender Agreement”), a copy of which is filed as an exhibit to the Schedule TO and is incorporated in this Offer to Purchase by reference. This summary is qualified in its entirety by reference to the full text of the Tender Agreement.

General. In order to induce Parent and Purchaser to agree to the amendments to the CVR Agreement that have increased the Base CVR Percentage from 60% to 68%, Parent and Purchaser have requested that Abrams Capital LLC, holder of approximately 10% of the outstanding Company Common Stock and another holder of approximately 2.5% of the outstanding Company Common Stock (each an “Agreed Tendering Stockholder”) enter into, and each Agreed Tendering Stockholder has agreed to enter into, a Tender Agreement. Each Agreed Tendering Stockholder has agreed to tender in the Offer within two business days after October 18, 2003, and not withdraw or cause to be withdrawn, all Shares currently beneficially owned by that Agreed Tendering Stockholder and any of its affiliates and any additional Shares with respect to which that Agreed Tendering Stockholder or any of its affiliates becomes the beneficial owner after October 18, 2003 (collectively, the “Subject Shares”). If any Agreed Tendering Stockholder or any of its affiliates acquires any additional Subject Shares after having previously tendered its Subject Shares pursuant to the provisions of the Tender Agreement described in the preceding sentence, then that Agreed Tendering Stockholder shall also tender (or shall cause its affiliates to tender) those Subject Shares promptly after the acquisition of those Shares and in any event before the then scheduled Expiration Date.

Voting. Each Agreed Tendering Stockholder has agreed that, if the Subject Shares of any Agreed Tendering Stockholder or any of its affiliates have not been previously accepted for payment and paid for by Purchaser pursuant to the Offer or, after the consummation of the Offer, that Agreed Tendering Stockholder or any of its affiliates acquires any additional (or otherwise beneficially owns) any Subject Shares, then such Agreed Tendering Stockholder will at any meeting of the stockholders of the Company, however called, or in any written consent in lieu thereof, it will, or will cause the record holder(s) of the Subject Shares then owned by that Agreed Tendering Stockholder or any of its affiliates to, vote all of those Subject Shares (i) in favor of the Merger and (ii) against any actual or proposed action, agreement or transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger, the Offer or any other transaction contemplated by or in connection with the Merger Agreement or the CVR Agreement.

Expiration. The Tender Agreement and the rights and obligations of the Agreed Tendering Stockholders, Parent and Purchaser under the Tender Agreement will terminate, and be of no further force or effect, on the earliest to occur of (a) the Effective Time, (b) the termination of the Tender Agreement by written notice from Purchaser to the Agreed Tendering Stockholder, (c) the termination of the Merger Agreement in accordance with its terms and (d) December 15, 2003 (if the Acceptance Date has not previously occurred) or February 29, 2003 (if the Acceptance Date has previously occurred). The parties to the Tender Agreement further agreed that the Tender Agreement shall remain in full force and effect even if the Merger Agreement, the CVR Agreement and/or the Declaration of Trust is amended, unless any such amendment is material to the Agreed Tendering Stockholder in which event the Tender Agreement and the rights and obligations of the Agreed Tendering Stockholder under the Tender Agreement shall terminate, and be of no further force or effect, on and as of the date of that amendment, unless Parent and Purchaser shall have obtained the prior written consent of the Agreed Tendering Stockholder for that amendment; provided that it is understood and agreed among the parties to the Tender Agreement that any reduction in the Offer Price or the Merger Consideration shall be deemed to be material to the Agreed Tendering Stockholder for purposes of the Tender Agreement provisions described in this sentence. The sections of the Tender Agreement addressing expenses, notices, governing law, contractual interpretation, validity, the Tender Agreement constituting the entire agreement with respect to its subject matter, the Tender Agreement not being intended to confer rights upon any third parties, nonsurvival of representations and warranties, jurisdiction and waiver of jury trial will survive any such termination.

Covenants. Except as expressly contemplated by the terms of the Tender Agreement, each Agreed Tendering Stockholder has covenanted not to:

•	sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any Subject Shares (or any interest therein) of that Agreed Tendering Stockholder or any of its affiliates to any person, other than Purchaser or Purchaser’s designee. Any attempted transfer or other disposition in violation of this subparagraph will be null and void;
•	enter into, or otherwise subject any Subject Shares of that Agreed Tendering Stockholder or any of its affiliates to, any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to any such Subject Shares; or

•	take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Tender Agreement or the transactions contemplated to be performed by it under the Tender Agreement.”

Item 10. Financial Statements.

Not applicable. The Offer to Purchase does not include historical financial statements of the Trust, as the Trust is a newly formed entity that currently has only nominal assets and liabilities. Future filings of the Trust under the Securities Exchange Act of 1934 will include financial statements of the Trust if, and to the extent, required by applicable law. In addition, the Trust will be the indirect beneficiary of an escrow account established to fund expenses of the Litigation (as described under “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust—The CVR Agreement—Funding of Claims Expenses”). The Trust expects to include appropriate financial disclosure with respect to the income and losses on amounts deposited in and expenditures made from this escrow account in future Securities Exchange Act filings.

Item 11. Additional Information.

On October 20, 2003, Purchaser announced that it was revising the Offer. Under the CVR Certificates to be issued in the revised Offer, the CVR Certificate holders will receive, in the aggregate, 68% of any proceeds from its lawsuit against ACNielsen and others below $200 million - compared to 60% of such proceeds below $200 million in the Offer prior to revision - and 75% of those proceeds above $200 million, in each case subject to certain adjustments. In addition, Purchaser announced that it has irrevocably waived the condition to its Offer that the CVR Certificates be approved for quotation on the NASDAQ National Market (or a comparable national securities exchange), subject to satisfaction of the condition that the CVR Certificates are approved for quotation on the OTC Bulletin Board.

On October 20, 2003, Purchaser also announced that the expiration date of the Offer has been extended until 12:00 midnight, New York City time, on October 31, 2003, unless the Offer is extended to a later date. According to LaSalle Bank National Association who is serving as the Depositary in connection with the Offer, as of October 17, 2003, holders of approximately 3,141,610 Shares have tendered their Shares pursuant to the Offer. In addition, Purchaser announced that Purchaser and Information Resources have agreed to a revised CVR Agreement to provide that the fifth Independent Rights Agent for overseeing the ACNielsen litigation must be a holder of at least 2.5% of the outstanding CVR Certificates at his or her time of selection (if there is such a holder who is willing to perform that service) who is not affiliated with Parent, the Company, TCP, Symphony and any of their respective affiliates. All other terms of the Offer remain the same in all material respects.

In its press release, Purchaser also announced that two shareholders holding in the aggregate approximately 12.5% of the outstanding shares of Information Resources entered into written agreements with Purchaser and Parent committing them to tender all shares currently held by them within two business days (and any shares that they subsequently acquire). The press release issued by Purchaser announcing the revised Offer is incorporated by reference to Exhibit (a)(1)(J) to this Schedule TO.

Item 12. Additional Information.

(a)(1)(A)****	Offer to Purchase, dated September 8, 2003.

(a)(1)(B)****	Letter of Transmittal.

(a)(1)(C)****	Notice of Guaranteed Delivery.

(a)(1)(D)****	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)****	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)****	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)****	Letter dated September 8, 2003 to Stockholders of Information Resources, Inc. who tendered shares pursuant to Purchaser’s prior offer launched July 14, 2003.

(a)(1)(H)**	Text of press release issued by Gingko Acquisition Corp. and Information Resources, Inc. on September 8, 2003.

(a)(1)(I)+++	Text of press release issued by Gingko Acquisition Corp. on October 7, 2003.

(a)(1)(J)##	Text of press release issued by Gingko Acquisition Corp. on October 20, 2003.

(a)(2)(A)****	Letter to Stockholders of Information Resources, Inc. from Symphony Technology Group dated as of September 8, 2003.

(a)(4)(A)***	Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated September 8, 2003.

(a)(4)(B)++++	Amendment No. 1 to Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated October 10, 2003.

(a)(5)(A)+	Transcript of Conference Call held by Purchaser and the Company on September 8, 2003.

(a)(5)(B)++	Analysis of CVRs Based on Agreed 34% Tax Rate vs. Hypothetical Sharing of NOL with CVR Holders distributed to shareholders on September 29, 2003.

(a)(5)(C)#	Letter from Symphony Technology Group, on behalf of Gingko Acquisition Corp., and Information Resources, Inc. to Non-Institutional Stockholders of Information Resources, Inc. dated October 16, 2003.

(b)(1)****	Commitment letter dated as of September 7, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.

(b)(2)****	Commitment letter dated as of September 7, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.

(d)(1)****	Agreement and Plan of Merger dated as of September 7, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(2)***	Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)***	Certificate of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(4)***	Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(5)***	Form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust to be entered into among Information Resources, Inc., as Sponsor, and the institutional trustee, Delaware trustee, and litigation trustees to be named therein.

(d)(6)*	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.

(d)(7)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 19, 2003, by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(8)	First Amended and Restated Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(9)	Form of Stockholder Tender and Voting Agreement by and among Gingko Corporation, Gingko Acquisition Corp. and [Name of Stockholder].

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Parent’s and Purchaser’s Schedule TO filed with the SEC on July 14, 2003.

**	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO-C, dated September 8, 2003.

***	Incorporated by reference to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on September 8, 2003.

****	Incorporated by reference to Parent’s and Purchaser’s Schedule TO, dated September 8, 2003.

+	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 9, 2003.

++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 29, 2003.

+++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 7, 2003.

++++	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on October 10, 2003.

#	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 16, 2003.

##	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 20, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2003

GINGKO ACQUISITION CORP.

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

GINGKO CORPORATION

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC, its General Partner

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

ROMESH WADHWANI

/s/ Romesh Wadhwani
Name:	Romesh Wadhwani

TENNENBAUM & CO., LLC

By:	/s/ Howard M. Levkowitz
Name: Title:	Howard M. Levkowitz Principal

INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST

By:	Information Resources, Inc., its Sponsor

By:	/s/ Joseph P. Durrett
Name: Title:	Joseph P. Durrett Chairman, Chief Executive Officer and President